      As filed with the Securities and Exchange Commission on May 23, 2001
                                Registration No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------
                    Superior Consultant Holdings Corporation
                       (Name of Subject Company (Issuer))

                                 ---------------
                    Superior Consultant Holdings Corporation
                        (Name of Filing Person (Offeror))

                                 ---------------
  Certain Options under the Superior Consultant Holdings Corporation Long-Term
         Incentive Plan, as amended, to Purchase Common Stock Par Value
                $0.01 per Share of Superior Consultant Holdings
                   Corporation Held by Existing Option Holders
                         (Title of Class of Securities)

                                 ---------------
                                    868146101
                      (CUSIP Number of Class of Securities)
                               (Underlying Class)


                                   Copies to:

    Richard P. Saslow, Esq.                       William E. Doran, Esq.
    Superior Consultant Holdings Corporation      Sachnoff & Weaver, Ltd.
    17570 West Twelve Mile Road                   30 S. Wacker Drive
    Southfield, Michigan 48076                    29th Floor
                                                  Chicago, Illinois 60606

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

================================================================================
       Transaction Valuation(1)               Amount of Filing Fee
       ------------------------               --------------------


       $3,061,159                            $612.23


================================================================================

------------
(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,074,091 shares of common stock of Superior Consultant Holdings Corporation having a weighted average exercise price of $33.09 will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount previously paid:     Not applicable.
       Form or Registration No.:   Not applicable.
       Filing party:               Not applicable.
       Date filed:                 Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] third party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

                             INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $0.01 per share (the "Common Stock"), held by our current employees who hold options with an exercise price equal to or greater than $20.00 per share. Our employees who received option grants dated on or after January 5, 2001, are not eligible to participate in this offer. In exchange for the tendered options, employees will be granted new options to purchase shares of Common Stock (provided they are current, active employees) at a per share exercise price based on the fair market value of the Common Stock at the time of the grant of new options, which we anticipate will be in January. Specifically, the exercise price of the new options will be equal to the closing selling price per share on the day of grant for Superior stock as reported by the Nasdaq National Market. This offer will be upon the terms and subject to the conditions in the Offer to Exchange dated May 23, 2001, attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit
(a)(1)(B) (the "Letter of Transmittal").

        The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet

        The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information

        (a) Name and Address.

        The name of the issuer is Superior Consultant Holdings Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 17570 West Twelve Mile Road, Southfield, Michigan 48076, and its telephone number is (248) 386-8300. The information set forth in the Offer to Exchange under "Information Concerning Superior" is incorporated herein by reference.

        (b) Securities.

        This Schedule TO relates to an offer by the Company to current employees of the Company who hold options with an exercise price equal to or greater than $20.00 per share to exchange all options outstanding under the Company's Long-Term Incentive Plan (the "Option Plan") to purchase shares of the
Company's common stock, par value $.01 per share (the "Common Stock"), that have an exercise price equal to or greater than $20.00 per share (the "Existing Options"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, are together referred to as the "Offer". The number of shares of Common Stock subject to the New Options will be as follows:

         - one (1) share of Common Stock under a New Option for every three
           (3) shares of Common Stock under an Existing Option accepted for exchange with an exercise price equal to or greater than $20.00 and less than $30.00 per share;

         - one (1) share of Common Stock under a New Option for every four (4) shares of Common Stock under an Existing Option accepted for exchange with an exercise price equal to or greater than $30.00 and less than $40.00 per share; and

         - one (1) share of Common Stock under a New Option for every five (5) shares of Common Stock under an Existing Option accepted for exchange with an exercise price equal to or greater than $40.00 per share.

The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("The Offer; Number of Options; Expiration Date"),
Section 5 ("Acceptance of Existing Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) Trading Market and Price.

         The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.      Identity and Background of Filing Person

         (a) Name and Address.

         The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.      Terms of the Transaction

         (a) Material Terms.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," Introduction," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Existing Options for Exchange and Grant of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) Purchases.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Company") is incorporated herein by reference.

Item 5.      Past Contacts, Transactions, Negotiations and Agreements

         (a) Transactions.

             Not Applicable.

         (b) Significant Corporate Events.

             Not Applicable.

         (c) Negotiations or Contacts.

             Not Applicable.

         (d) Conflicts of Interest.

             Not Applicable.

         (e) Agreements Involving the Subject Company's Securities.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Company") is incorporated herein by reference.

Item 6.      Purposes of the Transaction and Plans or Proposals

         (a) Purposes.

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) Use of Securities Acquired.

         The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Existing Options for Exchange and Grant of New Options") and
Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) Plans.

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.      Source and Amount of Funds or Other Consideration

         (a) Source of Funds.

         The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) Conditions.

         The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (c) Expenses.

             Not applicable.

         (d) Borrowed Funds.

             Not applicable.

Item 8.      Interests in Securities of the Subject Company

         (a) Securities Ownership.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Company") is incorporated herein by reference.

         (b) Securities Transactions.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Company") is incorporated herein by reference.

Item 9.      Person/Assets, Retained, Employed, Compensated or Used

         (a) Solicitations or Recommendations.

             Not applicable.

         (b) Employees and Corporate Assets.

             Not applicable.

Item 10.     Financial Statements

         (a) Financial Information.

         The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Superior Consultant Holdings Corporation") and Section 16 ("Additional Information") is incorporated herein by reference.

         The information set forth on pages F-2 through F-17 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, and the information set forth on pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, is incorporated herein by reference.

         (b) Pro Forma Information.

         Not applicable.

Item 11.   Additional Information

         (a) Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Company") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Other Material Information.

             Not applicable.

Item 12.    Exhibits

           (a)(1)(A) Offer to Exchange dated May 23, 2001.

           (a)(1)(B)       Form of Letter of Transmittal.

           (a)(1)(C)       Form of Letter to Existing Option Holders Regarding
                           Offer.

           (a)(1)(D)       Form of Notice of Withdrawal of Tender.

         (b) Not applicable.

           (d)(1) Superior Consultant Holdings Corporation Long-Term Incentive Plan filed with the Commission on August 15, 1996, as an exhibit to the Company's Form S-1, which is incorporated herein by reference.

           (d)(2) Amendment No. 1 to that Superior Consultant Holdings Corporation Long-Term Incentive Plan filed with the Commission on November 7, 1997, as an exhibit to the Company's Information Statement on Form 14C dated November 6, 1997, which is incorporated herein by reference.

           (d)(3) Amendment No. 2 to that Superior Consultant Holdings Corporation Long-Term Incentive Plan filed with the Commission on April 9, 1999, as an exhibit to the Company's Information Statement on Form 14A dated April 9, 1999, which is incorporated herein by reference.

           (d)(4) Promissory Note dated April 20, 1995, executed by Charles O. Bracken in favor of the Company filed with the Commission on September 20, 1996, as an exhibit to the Company's Amendment No. 1 to Form S-1, which is incorporated herein by reference.

           (d)(5) Pledge Agreement dated April 20, 1995, between Charles O. Bracken and the Company filed with the Commission on September 20, 1996, as an exhibit to the Company's Amendment No. 1 to Form S-1, which is incorporated herein by reference.

           (d)(6) Promissory Note dated October 11, 2000, executed by Ronald V. Aprahamian in favor of the Company filed with the Commission on November 13, 2000, as an exhibit to the Schedule 13D filed with respect to the Company's securities, which is incorporated herein by reference.

           (d)(7) Pledge Agreement dated October 11, 2000, between Ronald V. Aprahamian and the Company filed with the Commission on November 13, 2000, as an exhibit to the Schedule 13D filed with respect to the Company's securities, which is incorporated herein by reference.

           (d)(8) Promissory Note dated October 11, 2000, executed by George S. Huntzinger in favor of the Company filed with the Commission on November 13, 2000, as an exhibit to the Schedule 13D filed with respect to the Company's securities, which is incorporated herein by reference.

           (d)(9) Pledge Agreement dated October 11, 2000, between George S. Huntzinger and the Company filed with the Commission on November 13, 2000, as an exhibit to the
                           Schedule 13D filed with respect to the Company's securities, which is incorporated herein by reference.

           (d)(10) Amended and Restated Promissory Note dated as of January 1, 2001, and executed on May 4, 2001, by Ronald V. Aprahamian in favor of the Company filed with the Commission on May 14, 2001, as an exhibit to the Amendment No. 4 to Schedule 13D filed with respect to the Company's securities, which is incorporated herein by reference.




        (g) Not applicable

        (h) Not applicable


Item 13.    Information Required By Schedule 13e-3

            Not applicable.



                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    Superior Consultant Holdings Corporation

                                    /s/ Richard D. Helppie, Jr.

                                    -------------------------------------
                                    Richard D. Helppie, Jr.
                                    Chief Executive Officer

Date: May 23, 2001

                         7